Exhibit 18.


March 17, 1997

Riverwood Holding, Inc.
Atlanta, Georgia


Dear Sirs/Madams:

We have audited the consolidated financial statements of Riverwood Holding, Inc. as of December 31, 1996, and the for the nine month period ended December 31, 1996, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 17, 1997. Note 23 to such financial statements contains a description of your adoption during the quarter ended December 31, 1996 of the change from the FIFO method to the LIFO method of accounting for certain inventories. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,


DELOITTE & TOUCHE LLP